                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K
(Mark One)

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1993
                                      OR

( )              TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from  __________________ to _______________

Commission file number:

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           TCA CABLE TV, INC. DEFERRED SAVINGS AND RETIREMENT PLAN 3015 SSE Loop 323, P.O. Box 130489, Tyler, Texas 75713-0489

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TCA CABLE TV, INC.
                  3015 SSE Loop 323, Tyler, Texas 75713-0489

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          TCA CABLE TV, INC. DEFERRED SAVINGS
                                          AND RETIREMENT PLAN

Date: September 22, 1994                  TCA MANAGEMENT COMPANY
                                          (Plan Administrator)

                                          By: /s/ JIMMIE F. TAYLOR
                                              Jimmie F. Taylor, Trustee

                              TCA CABLE TV, INC.
                     DEFERRED SAVINGS AND RETIREMENT PLAN

                             FINANCIAL STATEMENTS
                      TOGETHER WITH AUDITORS' REPORT AND
                              SUPPLEMENTARY DATA

                          DECEMBER 31, 1993 AND 1992

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN

                               TABLE OF CONTENTS




                                                                  Page(s)
                                                                  -------
Auditors' Report

Statements of Net Assets Available for Plan Benefits                 2

Statements of Changes in Net Assets Available for Plan Benefits      3

Notes to Financial Statements                                      4 - 8

Supplemental Schedules                                            10 - 23

(LOGO) HENRY & PETERS, P.C.                                               (LOGO)
       CERTIFIED PUBLIC ACCOUNTANTS                                         CPA
       -------------------------------------------------------------------------
       (903) 597-6311 * Fax (903) 597-0343
       3310 S. Broadway, Suite 100 * Tyler, Texas 75701-7851


                         INDEPENDENT AUDITORS' REPORT



To the Plan Administrator of
TCA Cable TV, Inc. Deferred Savings and Retirement Plan
Tyler, Texas

We have audited the accompanying statements of net assets available for plan benefits of the TCA Cable TV, Inc. Deferred Savings and Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the TCA Cable TV, Inc. Deferred Savings and Retirement Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





May 17, 1994

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1993 AND 1992



                                    ASSETS


                                                        1993        1992
                                                     ----------  ----------
ASSETS
  Cash                                               $  414,819  $  699,839
  Investments, at fair market value (Note 5)          8,118,691   6,110,804
  Employee contributions receivable                      93,652      68,226
  Employer contributions receivable                      54,474      44,940
  Interest and dividend receivable                       54,107      14,713
                                                     ----------  ----------
    Total assets                                      8,735,743   6,938,522



                                 LIABILITIES



LIABILITIES
  Accounts payable and accrued expenses                  47,570      45,380
                                                     ----------  ----------
    Total liabilities                                    47,570      45,380
                                                     ----------  ----------

    Net assets available for plan benefits           $8,688,173  $6,893,142
                                                     ==========  ==========





See accompanying notes to financial statements.

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1993 AND 1992





                                                         1993        1992
                                                      ----------  ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  INVESTMENT INCOME
    Net appreciation in fair market value of
      investments (Note 5)                            $  963,874  $  846,644
    Interest                                             178,903      99,039
    Dividends                                             88,508      78,220
                                                      ----------  ----------
                                                       1,231,285   1,023,903

  CONTRIBUTIONS
    Employee                                             776,414     661,337
    Employer stock                                       476,430     416,873
    Employer cash                                          3,210      19,276
                                                      ----------  ----------
                                                       1,256,054   1,097,486
                                                      ----------  ----------
      Total additions                                  2,487,339   2,121,389

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                          652,368     596,013
  Plan expenses                                           39,940      10,492
                                                      ----------  ----------
    Total deductions                                     692,308     606,505
                                                      ----------  ----------
      Net increase                                     1,795,031   1,514,884
        NET ASSETS AVAILABLE FOR PLAN BENEFITS
          Beginning of year                            6,893,142   5,378,258
                                                      ----------  ----------
          End of year                                 $8,688,173  $6,893,142
                                                      ==========  ==========





See accompanying notes to financial statements.

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992


NOTE 1 - DESCRIPTION OF PLAN
  The following description of the TCA Cable TV, Inc. Deferred Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  GENERAL
  The Plan is a defined contribution plan covering all eligible employees. Each employee becomes eligible on the first day of the month which is on or after his employment anniversary date. Employment anniversary date means the date which is twelve months after the employee's employment commencement date regardless of the number of hours of service completed during that period of time. Mandatory participation is required for employees. It is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA).

  PLAN TRUSTEE
  The officers of TCA Management Company serve as the trustee for the Plan and are responsible for managing the Plan's investment assets. Chicago Corporation, Dean Witter, Kanaly Trust Corporation and Merrill Lynch, serve as custodians of the Plan's assets.

  CONTRIBUTIONS
  Contributions to the Plan are made by the participants and TCA Cable TV, Inc., the employer. Participants are required to contribute to the Plan at least 1% of their compensation, but may make contributions up to 11%. This contribution is made by regular payroll deductions which are promptly paid by the employer to the trustee. The employer makes contributions to the Plan which match contributions made by participants to the following extent:

     Contributions by Participants     Contributions by Employer
     -----------------------------     -------------------------
     First 1% of compensation          Employer will match 100%
     Next 1% of compensation           Employer will match 100%
     Next 2% of compensation           Employer will match 50%

  In addition to matching contributions, the employer may, but is not required to, make discretionary contributions to the Plan in an amount determined by the employer. All employer contributions shall be made from either or both current and accumulated earnings and profits, and if current and accumulated earnings and profits are not sufficient to pay the employer's matching contribution, then the employer's matching contribution to each participant shall be reduced proportionately.

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                   CONTINUED

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
  PARTICIPANT ACCOUNTS
  Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and
  (c) forfeitures of terminated participant's nonvested accounts. Allocations of the Company's matching contribution is based on participant's corresponding contributions. The employer's discretionary contribution if any, is allocated equally to all participants who are employed as of the last day of the plan year. On the last day of each calendar quarter, the income of the Plan is allocated to each separate account in proportion to its account balance. Forfeitures are allocated on a per capita basis to all participants who are actively employed as of the last day of the Plan year in which the forfeitures are determined to occur.

  VESTING
  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. The vesting percentages currently in effect are as follows:

                 Years of Service              % Vested
               --------------------            --------
               Less than 3                         0%
               3 but less than 4                  20%
               4 but less than 5                  40%
               5 but less than 6                  60%
               6 but less than 7                  80%
               7 or more                         100%

  PAYMENT OF BENEFITS
  The vested portion of the participant's benefits will be distributed to the participant or his beneficiary in the form of a single lump sum payment.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
  If available, quoted market prices are used to value investments. The amounts shown in Note 5 for securities that have quoted market price represent estimated fair value.

NOTE 3 - ADOPTION OF PROTOTYPE PLAN
  TCA Management Company adopted a prototype plan from Potter, Guinn, Minton, Roberts & Davis, P. C. on July 29, 1992. The prototype plan restates the previous Plan with no changes to the Plan provisions. A favorable determination from the Internal Revenue Service was received in January, 1993 allowing the continued qualification of the Plan as a qualified trust under Section 401(a) of the Internal Revenue Code.

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                   CONTINUED

NOTE 4 - PLAN AMENDMENTS
  TCA Management Company adopted an amendment to convert to a 401(k) plan effective January 1, 1993. This allows plan participants to defer taxable income by electing lower current compensation and contributing the reduction in compensation to a qualified 401(k) plan. The remaining provisions of the Plan have not changed. A determination letter from the Internal Revenue Service has not been received. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 1993.

NOTE 5 - INVESTMENTS
  The Plan's investments are held by a bank-administered trust fund. The following table presents the fair market value of all investments.

                       FAIR MARKET VALUE OF INVESTMENTS

                                       December 31, 1993       December 31, 1992
                                    ----------------------  ----------------------
                                                   Fair                    Fair
                                       Cost        Value       Cost        Value
                                    ----------  ----------  ----------  ----------
INVESTMENTS AT FAIR VALUE AS
  DETERMINED BY QUOTED MARKET PRICE

Common Stock
- - ------------
  TCA Cable TV, Inc., $.10 par
    value, 95,335 shares as of
    December 31, 1993 and 228,101
    shares as of December 31, 1992  $1,334,291  $2,717,048  $2,720,592  $4,904,171

  Miscellaneous other corporate
    common stock                     2,399,938   2,570,040        -           -
                                    ----------  ----------  ----------  ----------
      Total common stock             3,734,229   5,287,088   2,720,592   4,904,171

Government Securities
- - ---------------------
  U.S. Treasury Notes various
    issues with rates ranging
    from 6.0% to 8.5% with maturity
    dates from September 30, 1994
    to May 15, 2016                  1,379,515   1,411,017     302,656     321,188

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                   CONTINUED

NOTE 5 - INVESTMENTS - CONTINUED

                                       December 31, 1993       December 31, 1992
                                    ----------------------  ----------------------
                                                   Fair                    Fair
                                        Cost       Value        Cost       Value
                                    ----------  ----------  ----------- ----------
Mortgage-Backed Securities
- - --------------------------
  Federal Home Loan Mortgage Corp.
    Securities with rates of 6.8%
    and 8.375% maturing June 15,
    2004 and March 15, 2019,
    respectively.                   $  150,688  $  154,906  $  150,688  $  151,833

  Federal National Mortgage Assoc.
    Securities with rates of 8.25%
    and 8.40% maturing March 25,
    2004 and May 25, 2018 reduced
    in 1993 by principal paydowns
    of $45,868                         107,757     111,402     153,625     155,349

  Governmental National Mortgage
    Assoc. 5.5% due June 20, 2022
    reduced in 1993 by principal
    paydowns of $4,762                  97,113      91,797     101,875      99,263
                                    ----------  ----------  ----------  ----------
      Total mortgage backed
        securities                     355,558     358,105     406,188     406,445

Certificates of Deposit
- - -----------------------
  Various issues with interest rates
  ranging from 7.25% to 8.0% with
  maturity dates from March 29, 1993
  to May 22, 1995.                     288,000     288,000     479,000     479,000

Corporate Bonds
- - ---------------
  Various issues with rates ranging
  from 5.5% to 6.875% with maturity
  dates from January 15, 1998 to
  October 15, 2008.                    775,912     774,481        -           -
                                    ----------  ----------  ----------  ----------
    Total investments at fair
      market value                  $6,533,214  $8,118,691  $3,908,436  $6,110,804
                                    ==========  ==========  ==========  ==========

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                   CONTINUED

NOTE 5 - INVESTMENTS - CONTINUED
  During 1993 and 1992 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                       December 31, 1993     December 31, 1992
                                       -----------------     -----------------
    TCA Stock                             $  847,718            $  848,935
    Misc. Other Stock                        103,697                  -
    Government Securities                     12,970                (1,999)
    Mortgage Backed Securities                   920                  (292)
    Certificates of Deposit                     -                     -
    Corporate Bonds                           (1,431)                 -
                                          ----------            ----------
      Totals                              $  963,874            $  846,644
                                          ==========            ==========

NOTE 6 - PLAN TERMINATION
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan with respect to either a portion or all of the participants by delivering to the Trustee written notice of such termination. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                            SUPPLEMENTAL SCHEDULES:

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1993

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993


     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
TCA Cable TV, Inc.          95,335 shares of
                              Common Stock, $.10
                              par value               $1,334,291.00  $2,717,048.00

Air Prods. & Chems. Inc.    650 shares of
                              Common Stock                29,631.45      28,762.50

Albertsons Inc.             1,000 shares of
                              Common Stock                25,060.00      26,750.00

Alltel Corp.                800 shares of
                              Common Stock                20,623.20      23,600.00

Alza Corp.                  1,050 shares of
                              Common Stock                36,460.90      29,662.50

American Barrick            1,400 shares of
  Resources                   Common Stock                20,690.60      39,725.00

American Cyanamid           400 shares of
                              Common Stock                22,573.20      20,100.00

American Home Prod Corp.    300 shares of
                              Common Stock                19,742.40      19,425.00

American Management         1,200 shares of
  System                      Common Stock                27,850.00      23,700.00

Atlantic Southeast          850 shares of
  Airlines                    Common Stock                21,850.00      29,112.50

Avnet Inc.                  700 shares of
                              Common Stock                23,665.60      27,300.00

Banc One Corp.              650 shares of
                              Common Stock                26,831.90      25,431.25

Bancorp Hawaii              500 shares of
                              Common Stock                22,279.00      20,500.00

Banta Corp.                 750 shares of
                              Common Stock                21,125.00      27,187.50

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Bausch & Lomb Inc.          500 shares of
                              Common Stock               $26,041.50     $25,625.00

Beneficial Corp.            700 shares of
                              Common Stock                22,814.05      26,775.00

Block H & R Inc.            600 shares of
                              Common Stock                23,809.80      24,450.00

Bob Evans Farms Inc.        1,100 shares of
                              Common Stock                23,237.50      24,062.50

Brinker International       750 shares of
  Inc.                        Common Stock                22,716.50      34,500.00

Bristol-Myers Squibb        450 shares of
  Company                     Common Stock                27,844.85      26,212.50

CPC Intl Inc.               500 shares of
                              Common Stock                23,654.00      23,812.50

Campbell Soup Co.           600 shares of
                              Common Stock                25,097.30      24,600.00

Cardinal Distribution,      800 shares of
  Inc.                        Common Stock                21,800.00      38,000.00

Castle & Cooke              1,700 shares of
                              Common Stock                21,372.40      22,950.00

Central Fidelity Bank       900 shares of
                              Common Stock                25,587.50      24,975.00

Century Telephone           800 shares of
                              Common Stock                22,596.40      20,600.00

Circuit City Store, Inc.    1,000 shares of
                              Common Stock                30,520.50      21,750.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Circus Circus Enterprises   600 shares of
                              Common Stock               $23,485.70     $22,050.00

Coca Cola Co.               500 shares of
                              Common Stock                21,466.50      22,312.50

Colgate Palmolive Co.       400 shares of
                              Common Stock                22,273.20      24,950.00

Comerica                    950 shares of
                              Common Stock                29,173.85      25,293.75

Compass Bancshares Inc.     1,100 shares of
                              Common Stock                26,525.00      24,200.00

Computer Associate Intl.    600 shares of
                              Common Stock                25,684.80      24,000.00

Cracker Barrel              750 shares of
                              Common Stock                21,375.00      20,625.00

Crown Cork & Seal Inc.      650 shares of
                              Common Stock                25,218.95      27,218.75

Deluxe Corp.                500 shares of
                              Common Stock                23,404.00      18,125.00

Donnelley R. R. &           700 shares of
  Sons, Co.                   Common Stock                22,703.10      21,787.50

Dover Corp.                 400 shares of
                              Common Stock                18,484.99      24,300.00

Dun & Bradstreet            350 shares of
                              Common Stock                20,626.55      21,568.75

Emerson Elec. Co.           450 shares of
                              Common Stock                26,813.60      27,112.50

Family Dollar Stores        1,600 shares of
                              Common Stock                31,717.80      27,200.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Federal Signal              1,000 shares of
                              Common Stock               $21,683.00     $28,000.00

Fifth Third Bancorp         400 shares of
                              Common Stock                20,800.00      20,700.00

First ALA Bancshares Inc.   660 shares of
                              Common Stock                21,000.00      21,367.50

Fiserv Inc.                 1,200 shares of
                              Common Stock                24,132.48      23,100.00

Forest Labs Inc.            800 shares of
                              Common Stock                29,996.40      38,100.00

Foster Wheeler Corp.        800 shares of
                              Common Stock                23,046.40      26,800.00

Franklin Resources Inc.     600 shares of
                              Common Stock                21,034.80      27,525.00

General Motors Corp.        700 shares of
  Class E                     Common Stock                21,215.60      20,475.00

Genuine Parts Co.           600 shares of
                              Common Stock                21,032.40      22,575.00

Gillette Co.                400 shares of
                              Common Stock                21,773.20      23,850.00

Golden West Financial       500 shares of
                              Common Stock                22,904.00      19,500.00

Grainger W. W. Inc.         500 shares of
                              Common Stock                27,279.00      28,750.00

Great Lakes Chem. Corp.     300 shares of
                              Common Stock                20,567.40      22,387.50

Green Tree Acceptance       600 shares of
                              Common Stock                21,435.00      28,800.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Harley Davidson Inc.        600 shares of
                              Common Stock               $22,384.80     $26,475.00

Hasbro Inc.                 600 shares of
                              Common Stock                22,759.80      21,750.00

Heilig-Meyers Company       1,050 shares of
                              Common Stock                21,040.60      40,950.00

Hershey Foods Corp.         500 shares of
                              Common Stock                23,904.00      24,500.00

Hewlett Packard Co.         300 shares of
                              Common Stock                21,542.40      23,700.00

Hillenbrand Industries      700 shares of
  Inc.                        Common Stock                28,178.10      29,137.50

Hon Industries              900 shares of
                              Common Stock                22,050.00      25,200.00

Hunt J. B. Transportation   1,200 shares of
                              Common Stock                29,550.00      27,900.00

Intel Corp.                 350 shares of
                              Common Stock                21,849.31      21,700.00

Kellogg Co.                 450 shares of
                              Common Stock                27,988.60      25,537.50

Keycorp                     750 shares of
                              Common Stock                28,562.25      26,531.25

Marshall & Ilsley Corp.     1,050 shares of
                              Common Stock                23,100.00      24,806.25

Martin Marietta Corp.       600 shares of
                              Common Stock                20,567.40      26,700.00

McDonalds Corp.             400 shares of
                              Common Stock                23,523.20      22,800.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Medtronic Inc.              350 shares of
                              Common Stock               $30,045.30     $28,743.75

Minnesota Mng. & Mfg. Co.   250 shares of
                              Common Stock                26,193.75      27,187.50

Morrison Restaurants Inc.   1,200 shares of
                              Common Stock                22,800.00      31,500.00

Motorola, Inc.              400 shares of
                              Common Stock                23,891.00      36,900.00

Nucor Corp.                 500 shares of
                              Common Stock                22,448.25      26,500.00

Old Kent Financial Corp.    800 shares of
                              Common Stock                26,875.00      23,900.00

Pall Corp.                  1,100 shares of
                              Common Stock                21,376.30      20,212.50

Paychex Inc.                900 shares of
                              Common Stock                20,850.00      31,500.00

Pep Boys Manny Moe & Jack   900 shares of
                              Common Stock                20,977.20      23,625.00

Pfizer Inc.                 400 shares of
                              Common Stock                26,698.20      27,600.00

Phillips-Van Heusen         800 shares of
                              Common Stock                22,046.40      30,000.00

Pioneer Hi Bred Intnl Inc.  800 shares of
                              Common Stock                21,600.00      31,200.00

Pitney Bowes Inc.           600 shares of
                              Common Stock                23,359.80      24,825.00

Quaker Oats Co.             350 shares of
                              Common Stock                22,639.05      24,850.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Raytheon Co.                400 shares of
                              Common Stock               $24,385.60     $26,400.00

Reebok                      900 shares of
                              Common Stock                31,052.19      27,000.00

Rollins Truck Leasing       1,500 shares of
                              Common Stock                22,587.00      28,687.50

Russell Corp.               950 shares of
                              Common Stock                28,961.35      26,837.50

Shaw Industries             1,400 shares of
                              Common Stock                23,403.10      35,700.00

Sherwin Williams Co.        700 shares of
                              Common Stock                21,390.60      25,025.00

Southtrust Corp.            1,200 shares of
                              Common Stock                22,100.00      22,800.00

Southwestern Bell Corp.     600 shares of
                              Common Stock                26,578.20      24,900.00

Stryker Corp.               950 shares of
                              Common Stock                30,750.00      26,837.50

Sun Microsystems            600 shares of
                              Common Stock                22,875.00      17,475.00

Superior Industries Int'l   750 shares of
                              Common Stock                16,341.50      32,062.50

Torchmark Corp.             500 shares of
                              Common Stock                27,816.50      22,500.00

UST Inc.                    700 shares of
                              Common Stock                21,828.10      19,425.00

Vishay Intertechnology,     780 shares of
  Inc.                        Common Stock                25,598.10      27,397.50

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Wachovia Corp.              600 shares of
                              Common Stock               $20,454.90     $20,100.00

Walgreen Co.                500 shares of
                              Common Stock                20,216.50      20,437.50

Wausau Paper Mills          600 shares of
                              Common Stock                21,000.00      23,850.00

Winn-Dixie Stores           450 shares of
                              Common Stock                31,469.85      24,131.25

U. S. Treasury              $100,000 U. S. Treasury
                              Notes, 8.5%, due
                              9/30/94                    102,031.00     103,594.00

U. S. Treasury              $100,000 U. S. Treasury
                              Notes, 8.375%, due
                              4/15/95                    101,344.00     105,500.00

U. S. Treasury              $100,000 U. S. Treasury
                              Notes, 7.5%, due
                              2/29/96                     99,281.00     106,500.00

U. S. Treasury              $100,000 U. S. Treasury
                              Notes, 7.25%, due
                              5/15/2016                  103,093.75     108,188.00

U. S. Treasury              $150,000 U. S. Treasury
                              Notes, 6.0%, due
                              12/31/97                   152,992.19     155,671.50

U. S. Treasury              $200,000 U. S. Treasury
                              Notes, 6.375%, due
                              8/15/2002                  201,898.44     208,500.00

U. S. Treasury              $200,000 U. S. Treasury
                              Notes, 6.375%, due
                              1/15/2000                  206,710.94     210,126.00

U. S. Treasury              $200,000 U. S. Treasury
                              Notes, 6.25%, due
                              2/15/2003                  206,539.07     206,500.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
U. S. Treasury              $200,000 U. S. Treasury
                              Notes, 6.0%, due
                              10/15/99                  $205,625.00    $206,438.00

Federal Home Loan           $50,000 FHLMC Bonds,
  Mortgage Corp.              8.375%, due 3/15/2019       51,188.00      52,200.00


Federal Home Loan           $100,000 FHLMC Bonds, 6.8%,
  Mortgage Corp.              due 6/15/2004               99,500.00     102,706.00

Federal National            $50,000 FNMA Bonds, 8.4%,
  Mortgage Corp.              due 5/25/2018
                              Principal paydowns of
                              $45,868 in 1993              5,757.00       5,709.00

Federal National            $100,000 FNMA Bonds, 8.25%
  Mortgage Corp.              due 3/25/2022              102,000.00     105,693.00

Government National         $100,000 GNMA Bonds, 5.5%
  Mortgage Assoc.             due 6/20/2022
                              Principal paydowns of
                              $4,762 in 1993              97,113.00      91,797.00

FCC National Bank -         $96,000 Certificate of
  Wilmington                  Deposit, 7.25%, due
                              3/29/94                     96,000.00      96,000.00

Continental Bank  -         $95,000 Certificate of
  Chicago                     Deposit, 7.5%, due
                              4/24/95                     95,000.00      95,000.00

FCC National Bank           $47,000 Certificate of
                              Deposit, 7.3%, due
                              4/24/94                     47,000.00      47,000.00

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993



     Identity                Description                                Current
     of issuer              of investment                   Cost         Value
- - ----------------------------------------------------------------------------------
Ameritrust                  $50,000 Certificate of
                              Deposit, 7.55%, due
                              5/25/95                    $50,000.00     $50,000.00

Bellsouth Telephone         $50,000 Debenture Notes,
                              6.5%, due 2/1/2000          50,692.50      51,750.00

Chubb Capital               $75,000 Debenture Notes,
                              6.0%, due 2/1/98            74,883.75      76,733.25


Exxon Corp.                 $50,000 Debenture Notes,
                              6.5%, due 7/15/99           51,425.00      52,126.00

GTE California              $75,000 Debenture Notes,
                              6.25%, due 1/15/98          76,122.75      77,508.00

H. J. Heinz                 $75,000 Debenture Notes,
                              6.875%, due 1/15/2003       74,812.50      78,916.50

Lilly Electric Co.          $50,000 Debenture Notes,
                              6.25%, due 3/15/2003        49,812.50      50,478.50

Merrill Lynch               $100,000 Debenture Notes,
                              6.25%, due 10/15/98         98,754.00      95,241.00

Potomac Electric            $100,000 Debenture Notes,
                              5.875%, due 10/15/2008      99,850.00      94,460.00

Republic NY                 $100,000 Debenture Notes,
                              5.875%, due 10/15/2008      96,578.00      93,442.00

Shell Oil Co.               $51,000 Debenture Notes,
                              6.625%, due 7/1/99          53,136.90      53,516.34

Wal-Mart                    $50,000 Debenture Notes,
                              5.5%, due 3/1/98            49,844.50      50,310.00
                                                      -------------  -------------
  Totals                                              $6,533,214.26  $8,118,691.96
                                                      =============  =============

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993



     Identity                Description                 Cost of       Proceeds From
     of issuer              of investment              Acquisitions    Dispositions
- - ------------------------------------------------------------------------------------
Duke Power Company          $75,000 Debentures
                              Notes, 6.375%,
                              due February 1, 1998       $75,592.50      $75,625.00

Microsoft Corp.             250 shares of
                              Common Stock                23,250.00       22,000.00

Philip Morris Cos. Ins.     300 shares of
                              Common Stock                22,067.40       22,716.14

Atlantic Southeast          100 shares of
  Airlines                    Common Stock                 2,287.50        3,187.50

E-Systems Inc.              500 shares of
                              Common Stock                21,091.50       20,782.80

Lilly Eli & Co.             350 shares of
                              Common Stock                21,195.30       16,731.65

Boeing Co.                  550 shares of
                              Common Stock                21,550.65       20,936.15

Conagra Inc.                700 shares of
                              Common Stock                22,790.60       17,546.31

Pacificare Health           400 shares of
  Systems CL/A                Common Stock                21,300.00       15,515.40

Atlantic Southeast          300 shares of
  Airlines                    Common Stock                 6,862.50       11,325.00

Buffets Inc.                700 shares of
                              Common Stock                23,100.00       25,239.06

Gap Inc.                    700 shares of
                              Common Stock                22,878.10       25,596.04

Donaldson Co. Inc.          600 shares of
                              Common Stock                22,234.80       22,913.23

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993


     Identity                Description                 Cost of       Proceeds From
     of issuer              of investment              Acquisitions    Dispositions
- - ------------------------------------------------------------------------------------
Fiserv Inc.                 1,200 shares of
                              Common Stock               $23,200.00      $21,750.00

Roadway Services Inc.       300 shares of
                              Common Stock                20,325.00       15,957.39

US Surgical Corp.           350 shares of
                              Common Stock                23,295.30        9,779.37

Superior Industries         200 shares of
  International               Common Stock                 6,536.60       11,299.78

OEA Inc.                    800 shares of
                              Common Stock                17,746.40       20,833.70

OEA Inc.                    200 shares of
                              Common Stock                 4,411.60        5,208.42

Archer Daniels Midland      900 shares of
  Company                     Common Stock                20,514.00       20,647.11

Dovatron International      40 shares of
  Inc.                        Common Stock                   772.21          670.00

Therapeutic Discovery       70 shares of
  Corp.                       Common Stock                   437.50          341.25

Archer Daniels Midland      45 shares of
  Company                     Common Stock                 1,025.70        1,032.35

Cooper Tire & Rubber        600 shares of
                              Common Stock                20,809.80       13,014.76

Novell Inc.                 700 shares of
                              Common Stock                21,000.00       13,300.00

Corning Inc.                600 shares of
                              Common Stock                22,684.80       15,285.62

EG & G Inc.                 1,000 shares of
                              Common Stock                22,058.00       17,896.40

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
           ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   CONTINUED
                               DECEMBER 31, 1993


     Identity                Description                 Cost of       Proceeds From
     of issuer              of investment              Acquisitions    Dispositions
- - ------------------------------------------------------------------------------------
Tambrands Inc.              350 shares of
                              Common Stock               $21,282.80      $14,809.75

WMX Technologies Inc.       600 shares of
                              Common Stock                23,434.80       14,626.19

Medco Containment           600 shares of
  Services                    Common Stock                22,350.00       23,400.00

Unifi Inc.                  600 shares of
                              Common Stock                18,023.20       16,042.26

Unifi inc.                  150 shares of
                              Common Stock                 4,480.80        4,010.57

Rite Aid Corp.              1,000 shares of
                              Common Stock                20,558.00       15,430.88

Rite Aid Corp.              600 shares of
                              Common Stock                 9,934.80        9,258.53
                                                        -----------     -----------
  Totals                                                $631,082.16     $564,708.61
                                                        ===========     ===========

                               TCA CABLE TV, INC.
                      DEFERRED SAVINGS AND RETIREMENT PLAN
                 ITEM 30d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1993


                                                                        Current
                                                                        Value on      Net
   Identity of      Description of   Purchase   Selling     Cost of    Transaction    Gain
  Party Involved       Asset          Price       Price      Asset        Date      or (Loss)
- - ------------------  --------------  ---------  ----------  ----------  -----------  ---------
TCA Cable TV, Inc.
  /Merrill Lynch    20,234 shares
                      of TCA common
                      stock
                      contributed
                      to the Plan   $ 466,899  $     -     $     -     $  466,899  $     -

TCA Cable Tv, Inc.
  /Merrill Lynch    153,000 shares
                      of TCA common
                      stock              -      3,501,740   1,853,200   3,501,740   1,648,540